UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

PINEAPPLE, INC.

(Name of Issuer)

Common Stock, $0.0000001 par value per share

(Title of Class of Securities)

72303J101

(CUSIP Number)

Matthew Feinstein

10351 Santa Monica Blvd., Suite 420

Los Angeles, CA 90025

(310) 877-7675

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

January 10, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 72303J101

1.	NAMES OF REPORTING PERSONS

Matthew Feinstein

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(see instructions)	(a) ☐
(b) ☐

3.	SEC USE ONLY:

4.	SOURCE OF FUNDS (see instructions)

PF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7.	SOLE VOTING POWER

Number Of Shares		27,890,000 (1)
Beneficially
Owned by	8.	SHARED VOTING POWER
Each Reporting
Person With:		0

	9.	SOLE DISPOSITIVE POWER

		27,890,000 (1)

	10.	SHARED DISPOSITIVE POWER

		0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

27,890,000 (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

39.2%

14.	TYPE OF REPORTING PERSON (see instructions)

IN

(1)	Includes 7,100,000 shares of Common Stock owned by the Reporting Person prior to the transaction reported herein.

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CUSIP No. 72303J 101

Item 1.	Security and Issuer.

Pineapple, Inc.’s (the “Issuer”) common stock, $0.0000001 par value per share (the “Common Stock”). The principal executive offices of the Issuer are located at 10351 Santa Monica Blvd., Suite 420, Los Angeles, CA 90025.

Item 2.	Identity and Background.

Matthew Feinstein, age 54 (the “Reporting Person”), has served as the Issuer’s Chief Executive Officer, President, Secretary, Chairman of the Board and director since August 24, 2015. The Reporting Person has previously served as the President and a director of Better Business Consultants since February 13, 2015 and has been actively involved in the cannabis industry since 2013. His responsibilities at the Issuer includes managing and sourcing investment opportunities, joint venture relationships and identifying acquisition targets. He is also responsible for assuring that various components of the Issuer’s portfolio either have or will develop the necessary infrastructure to support the Issuer’s future branded chain of cannabis retail stores, cultivation centers, processing facilities and products. Prior to his position at the Issuer, the Reporting Person was Vice President and board member of a publicly traded ancillary service provider to the cannabis industry, where he was responsible for developing client relationships and assisting them throughout the licensing process for canna-businesses. After securing clients their licenses, the Reporting Person managed the process of site selection, buildout, and training for each client. The Reporting Person has assisted clients in securing their cannabis dispensary licenses in Nevada, California, Washington, Oregon, and Illinois.

(a) – (c) The Reporting Person is a United States citizen. The principal business address of the Issuer and the address for the Reporting Person is 10351 Santa Monica Blvd., Los Angeles, Suite 420, Los Angeles, CA 90025.

(d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a United States citizen.

Item 3.	Source and Amount of Funds or Other Consideration.

On January 10, 2023, the 20,790,000 shares (the “Shares”) of Common Stock directly owned by the Reporting Person were purchased in a private transaction from Jaime Ortega for $50,000 with the personal funds of the Reporting Person.

Item 4.	Purpose of Transaction.

The Reporting Person purchased the Shares from Jaime Ortega.

The Reporting Person intends to evaluate his investment in the Shares on a continual basis. The Reporting Person from time to time intends to review his investment in the Issuer on the basis of various factors, including whether various strategic transactions have occurred or may occur, the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s securities in general, as well as other developments and other investment opportunities. Based upon such review, the Reporting Person intends to take such actions in the future as he and the other executives of the Issuer deem appropriate in light of the circumstances existing from time to time, which may include acquisitions of other operating businesses and/or their assets, acquisitions of shares of Common Stock or other convertible securities of the Issuer or disposal of all or any portion of the Shares or shares of Common Stock or other securities of the Issuer otherwise acquired by the Reporting Person, either in the open market or privately negotiated transactions, with or without prior notice.

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Item 5.	Interest in Securities of the Issuer.

(a, b) As of the date hereof, the Reporting Person is deemed to have a beneficial ownership interest of 27,890,000 shares of Common Stock (representing approximately 39.2% of the number of shares of Common Stock issued and outstanding). The percentage with respect to the Reporting Person’s beneficial ownership is based on 71,163,569 shares of the Issuer’s Common Stock reported by the Issuer to be issued and outstanding as of January 30, 2023 in its Quarterly Report on Form 10-Q/A for the quarterly period ended September 30, 2022, filed with the SEC on January 30, 2023.

(c) See Item 6 below.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

See the description of the Transaction as set forth in Item 4 above.

Share Acquisition from Jaime Ortega

On January 10, 2023, the Reporting Person purchased the Shares from Jaime Ortega for the purchase price of $50,000 with the personal funds of the Reporting Person.

Item 7.	Material to be Filed as Exhibits.

THE FOLLOWING MATERIALS ARE FILED AS EXHIBITS TO THIS SCHEDULE 13D:

1.	Binding Letter of Intent, dated January 10, 2023, by and between Jaime Ortega and Matthew Feinstein (incorporated by reference to the Current Report on Form 8-K, dated January 30, 2023).

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 29, 2023	/s/ Matthew Feinstein
Matthew Feinstein

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